Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo
PRESS RELEASE

DENISON COMPLETES HIGHLY SUCCESSFUL
SUMMER 2016 DRILLING PROGRAM AT WHEELER RIVER

Toronto, ON – October 6, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the completion of a safe and highly successful summer 2016 drilling program on the Company’s 60% owned Wheeler River project, located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The summer program included 37 drill holes for a total of 23,622 metres, which were focused on expanding the mineralization in the vicinity of the Gryphon deposit and completing an initial set of infill and delineation holes. The program’s objectives were exceeded, demonstrating the Gryphon deposit is part of a large and robust mineralizing system that remains open in numerous directions. Key highlights for the program include:

●
Continued expansion of the D series lenses along strike in both directions (see Denison’s Press Release dated September 7, 2016). The D series lenses are not included in the current NI 43-101 mineral resource estimate for the Gryphon deposit;

●
Discovery of additional high-grade mineralization down-dip and up-dip of the A and B series lenses (see Denison’s Press Release dated September 22, 2016). These results are also located outside of the current NI 43-101 mineral resource estimate for the Gryphon deposit;

●
Discovery of basement-hosted mineralization on the K-West conductive trend, located approximately 500 metres west of the Gryphon deposit (see Denison’s Press Release dated August 4, 2016), which presents a compelling target for the discovery of a new basement-hosted deposit in close proximity to the Gryphon deposit; and

●
Completion of an initial set of infill and delineation holes on the Gryphon deposit, which reinforce the high-grade nature of the deposit and included highlight results of:
o
1.5% eU3O8 over 14.4 metres (including 2.3% eU3O8 over 7.9 metres and 1.5% eU3O8 over 1.0 metre) in drill hole WR-668D2, and
o
0.93% eU3O8 over 14.1 metres (including 2.1% eU3O8 over 3.7 metres and 1.4% eU3O8 over 1.3 metres) and 2.4% eU3O8 over 7.3 meters (including 3.7% eU3O8 over 4.5 metres) in drill hole WR-668 (reported previously, see Denison’s Press Release dated July 19, 2016).

Grade results in this Press Release are reported as radiometric equivalent U3O8 (“eU3O8”) from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay. The infill and delineation holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths.

Denison's President and CEO, David Cates, commented, “The summer drilling program at Wheeler River was highlighted by the sheer number of mineralized results. The large majority of holes drilled returned potentially meaningful mineralization and have left us in the enviable position of having several target areas, on the D lenses and at the main Gryphon deposit, that remain open in multiple directions and will require follow-up in 2017. Our Saskatoon based exploration team continues to deliver results as we focus our attention on increasing the resource base at or around Gryphon. Quite simply, we are using the drill bit to improve what are already compelling economics at Wheeler River – which include an estimated cash operating cost of just over US$14 for the Gryphon deposit, according to the Preliminary Economic Assessment or ‘PEA’ filed for the project earlier this year.”

Further Exploration Drilling Results

Denison completed a further four exploration drill holes in the vicinity of the Gryphon deposit subsequent to the Company’s Press Release dated September 22, 2016:

●
Drill hole WR-675D1 was drilled approximately 40 metres up-dip of drill hole WR-675 on Section 5000 GP, which intersected 1.36% eU3O8 over 1.0 metre (see Denison’s Press Release dated September 22, 2016). The hole was designed to test for continuation of the A and B series lenses on the up-dip, up-plunge area of the Gryphon deposit and evaluate for D lens mineralization deeper into the stratigraphy (lower footwall). The hole intersected 0.12% eU3O8 over 1.2 metres and 0.43% eU3O8 over 3.1 metres indicating expansion of the A and B lenses in the up-dip direction (see Figure 3) where mineralization remains open. Weak fracture-hosted D series lens mineralization was intersected further down-hole at approximately 696 metres associated with strong clay alteration and hydrothermal hematite. Additional drill testing for D series lens mineralization is warranted up-dip of this intersection in a target area considered more optimal for D series lens mineralization.

●
Exploration drill hole WR-679 was drilled on the up-plunge area of the Gryphon deposit to test for continuation of A and B series lenses approximately 40 metres down-dip of WR-584B on Section 4800 GP (see Figure 3). No significant mineralization was intersected, however weak bleaching and clay replacement was present.

●
Two further drill holes were completed at K-West, approximately 500 metres west of the Gryphon deposit, to follow-up on the basement-hosted mineralization intersected in previous drill hole WR-663. This hole intersected 0.039% eU3O8 over 1.1 metres, 0.04% eU3O8 over 2.0 metres and 0.021% eU3O8 over 5.2 metres including an extensive alteration zone with an estimated true thickness of approximately 50 metres (see Denison’s Press Release dated August 4, 2016). Follow-up drill holes WR-676 and WR-663D1 were drilled approximately 50 metres up-dip and down-dip of WR-663 respectively (see Figure 4). No significant mineralization was intersected in either hole however a similar extensive alteration zone was encountered indicating continued potential for higher grades. The zone is open along strike within the basement and, given the proximity to Gryphon and similar favorable geological setting, additional follow-up is warranted.

Infill and Delineation Drilling Results

On July 19, 2016 Denison announced the initiation of a Pre-Feasibility Study (“PFS”) for the Wheeler River project. An important step in completing the PFS involves increasing the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level. An infill drilling program was designed to achieve this objective by increasing the previous 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing across the A, B and C series lenses of the Gryphon deposit. The program, which is expected to require approximately 40 drill holes, includes delineation holes designed to potentially close-off areas where mineralization is still open. The program is designed with drill holes oriented steeply toward the northwest in order to intersect the geology and mineralized lenses at high angles which will provide for an accurate evaluation of the true thickness of the mineralization and optimal information for geological modelling and mineral resource estimation.

To reduce drilling costs, drill time to mineralization and improve drilling accuracy, a directional drilling method was employed, which involves drilling of a single parent hole from surface with multiple "daughter holes" drilled from part way down the parent hole. The daughter holes are steered to their respective targets using specialized drilling equipment. A total of five initial infill and delineation drill holes, totaling 2,620 metres, have been completed as part of the summer 2016 program including single parent hole WR-668 and subsequent daughter holes WR-668D1 to WR-668D4. The holes pierced their respective targets within 6 metres or less of the planned location and cost savings were realized owing to the lesser amount of drill metres required (a total of 2,620 metres drilled in comparison to 4,247 metres if the holes were drilled from surface). Due to the operational success of the initial set of directional holes, continued infill and delineation drilling was deferred to 2017 to allow for additional exploration holes during the summer 2016 program. Results for the initial five infill and delineation drill holes are provided in Table 1 and drill hole locations are shown in Figures 2 and 3. The results confirmed high grade results previously reported for the Gryphon deposit and, on initial evaluation, are consistent with A and B series lens interpretations and inferred block model grades for this area of the Gryphon deposit.

Table 1: Mineralized intersections from infill and delineation drill holes completed during summer 2016

Section	Drill Hole	From (m)	To (m)	Length (m)5	eU3O8 (%)1,2	Lens Series Designation
5025 GP	WR-668D13	763.5	768.6	5.1	0.33	A
	WR-668D33	738.6	739.6	1.0	0.12	A
5050 GP	WR-6683,6	754.7	768.8	14.1	0.93	A
	(including)4,6	756.1	759.8	3.7	2.1	A
	(including)4,6	765.5	766.8	1.3	1.4	A
	(and)3,6	772.6	779.9	7.3	2.4	B
	(including)4,6	773.8	778.3	4.5	3.7	B
	WR-668D23	768.9	783.3	14.4	1.5	A
	(including)4	772.0	779.9	7.9	2.3	A
	(including)4	781.7	782.7	1.0	1.5	A
	WR-668D43	795.4	796.4	1.0	0.20	A

Notes:
1.
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma down-hole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
2.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste
3.
Intersection interval is composited above a cut-off grade of 0.1% eU3O8.
4.
Intersection interval is composited above a cut-off grade of 1% eU3O8.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
6.
Results reported previously.

Illustrative Figures & Further Details

A property location and basement geology map is provided in Figure 1. A plan map of the northeast plunging Gryphon deposit mineralized lenses, projected up to the simplified basement geology at the sub-Athabasca unconformity, is provided in Figure 2. The plan map shows the location of the D series lenses interpreted from winter 2016 drilling results, the previously reported summer mineralized intercepts as yellow stars (see Denison’s Press Releases dated September 7, 2016 and September 22, 2016) and the location of intersections from the A and B series lenses reported herein as light blue stars. Figure 3 shows an inclined longitudinal section of the Gryphon deposit A series lenses. Shown on the section are drill hole pierce points of the A series plane indicating which holes intersected A and/or B series lens mineralization. Drill hole pierce points in the upper right of the section relate to drill holes that were targeting the D series lenses, which are located footwall to the A series lenses (further into the page) and are therefore not visible in this section. Similarly, the B and C series lenses occur footwall to (behind) the A series lenses and are therefore also not visible in the section. Figure 4 shows a cross-section along section line 5050 GP highlighting the intersection of mineralization and alteration at K-West in drill hole WR-663. Follow-up drill holes WR-676 and WR-663D1, drilled approximately 50 meters up-dip and down-dip respectively, are shown.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Qualified Persons
The disclosure of a scientific or technical nature contained in this news release was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 24, 2016 filed under the Company's profile on SEDAR (www.sedar.com).

About Wheeler River

The Wheeler River property is a joint venture between Denison (60% and operator), Cameco Corp. (30%), and JCU (Canada) Exploration Company Limited (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the winter and summer 2016 drilling program have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study ("PFS") for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison's mineral resources and the results of its PEA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Wheeler River property location and basement geology

Plan Map, Gryphon Deposit

Denison Mines

K - West
K-West Fault
D Series Lenses (Winter 2016)
D Series Lenses (Previously Identified)
Gryphon Deposit: Stacked A, B & C Series Lenses
OPEN
Basal Pegmatite Unit
Basal Fault
G Fault
Offset Fault
WR-676
WR-663D1
WR-675D1
WR-668D4
WR-668D3
WR-668D1
WR-668D2
WR-668
WR-675
WR-679
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace Summer 2016
Drill Trace 2014-Winter 2016
New A and B Series Mineralized Intersection
Summer 2016 Mineralized Intersection (Previously Reported)
K-West Mineralized Intersection (Previously Reported)
100m
N
Gryphon Deposit Type-Section
NW
SE
Sub-Athabasca Unconformity
A Series Lenses Inclined Long Section (Figure 3)
Basal Pegmatite
Quartz Pegmatite Assemblage
Lower Graphite
Upper Graphite
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses

Figure 2: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity. Light blue stars depict the location of new mineralized intersections from the A and B series lenses.

Figure 3: Inclined longitudinal section of the Gryphon deposit A series lenses.

Section 5050GP, Gryphon Deposit

Denison Mines

NW
SE
-500.00 X
-400.00 X
-300.00 X
-200.00 X
-100.00 X
0.00 X
100.00 X
200.00 X
300.00 X
400.00 X
500.00 X
600.00 X
300.00 Y
200.00 Y
100.00 Y
0.00 Y
-100.00 Y
-200.00 Y
-300.00 Y
Athabasca Sandstone
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Clay Alteration
Drill Hole Summer 2016
Drill Hole 2014-Winter 2016
Previously Reported Mineralized Pierce Point (>0.05% U_3O_8/1.0m)
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Unconformity
Clay Alteration
Gryphon Deposit
A, B, C Series Lenses
A1
A2
B1
B2
C1
C2
D1
D2
D3
D4
WR-666
WR-676
WR-663
WR-663D1
WR-660
WR-659
ZK-02
WR-565
WR-565D1
ZK-06EXT
WR-566
ZK-04EXT
WR-571
WR-604
WR-610
K-West fault
Basal fault
G fault
Offset fault
0
100m

Figure 4: Cross-section along section line 5050 GP showing the intersection of mineralization and alteration at K-West in drill hole WR-663.